February 10, 2023

Via Edgar

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Draft Registration Statement on Form F-4 Submitted December 27, 2022, CIK No. 0001957489

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 26, 2023 with respect to the Draft Registration Statement on Form F-4 (the “DRS”) submitted with the SEC on December 27, 2022 by Able View Global Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references in the responses refer to the relevant revisions in the Amendment No.1 to the Draft Registration Statement on Form F-4 (the “DRS/A”) submitted to the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Draft Registration Statement on Form F-4 Submitted December 27, 2022

Cover Page

1.	Where you disclose that you are not a Chinese based operating company and your operations are conducted by your subsidiaries in China, clarify that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the DRS/A to clearly indicate that unique risks embedded in the Company’s corporate structure may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale with a cross-reference to our detailed discussion of relevant risks.

2.	Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added relevant disclosure regarding the impact of the Holding Foreign Companies Accountable Act and related regulations on the Company on the cover page of the DRS/A. We also provided a cross-reference to the relevant risk factor titled “The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.”

3.	Given your operations located in Hong Kong, please discuss the laws and regulations in Hong Kong, as applicable, as well as the related risks and consequences. An example of such location-specific regulations that should be discussed includes:

●	Enforceability of civil liabilities in Hong Kong;

●	China’s Enterprise Tax Law;

●	Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and its potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and

●	Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has 1) revised the section “Enforceability Of Civil Liability”; 2) added relevant disclosure on the cover page of the DRS/A and revised a risk factor under “Able View is a holding company, and will rely on dividends paid by our PRC Operating Entities for our cash needs. Any limitation on the ability of our PRC Operating Entities to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares”; 3) added disclosure entitled “Risks Related to Doing Business in Hong Kong” under “Summary of Risk Factors”. We also provided a cross-reference to the risk factor entitled “Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.” and “We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations”; and 4) added a risk factor entitled “We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” under “Risks Related to Doing Business in Hong Kong”.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or transfer cash between entities in the future. State whether any transfers, dividends, or distributions have been made to date between the holding company, any of its subsidiaries or to investors, and quantify the amounts where applicable. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company has added relevant disclosure on the cover page of the DRS/A and in the prospectus summary.

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added relevant disclosure on the cover page of the DRS/A, and revised the disclosure under the risk factor titled “Restrictions on currency exchange may limit our ability to utilize our revenue effectively”.

6.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

COMPANY RESPONSE:  In response to the Staff’s comment, we have add relevant disclosure on the cover page of the DRS/A, and provide the cross-reference to other sections where these limitations are discussed in more details.

Defined Terms, page 2

7.	Please ensure that defined terms are consistently defined. As one example only, please provide a definition of “Merger” in this section consistent with the definition provided on page 5. Please also revise to include the definition of “Initial Shareholder.”

COMPANY RESPONSE: In response to the Staff’s comment, the Company has provided a definition of “Merger” and added a definition of “Initial Shareholder”. We have also made sure the definitions under section “Defined Terms” to be consistent with the definitions provided throughout the DRS/A.

Summary of the Material Terms of the Business Combination

General Description of the Business Combination Agreement, page 4

8.	For purposes of determining the amount of shares to be issued to the Sellers, include illustrative examples of how the Exchange Consideration could be determined assuming a certain number of shares outstanding and certain redemption prices, and disclose how the total amount of consideration could fluctuate depending upon how the inputs change over time.

COMPANY RESPONSE: The Company has revised the disclosure on pages ii, 7, 115 and 160 in response to the Staff’s comment.

Questions and Answers About the Proposals, page 17

9.	We note your redemption scenarios on page 22. Please add a question and answer to disclose the equity stakes of each group of shareholders in a chart or another easily understandable presentation in this section to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

COMPANY RESPONSE: The Company has revised the disclosure on page 36 in response to the Staff’s comment.

10.	We note references to certain parties agreeing to waive certain business combination or Trust Account rights, such as on page 22. If any of those waivers included waiving shareholder redemption rights, then please state as much and describe any consideration provided in exchange for this agreement.

COMPANY RESPONSE: The Company has revised the disclosure on pages 21, 94 and 137 in response to the Staff’s comment.

Did the HMAC’s board of directors obtain a fairness opinion in determining whether to proceed with the Business Combination?, page 21

11.	We note that the HMAC Board received a valuation opinion from CHFT. Please revise to discuss what consideration was given to this opinion by the Board in recommending the transaction to shareholders.

COMPANY RESPONSE: The Company has revised the disclosure on pages 34 and 131 in response to the Staff’s comment.

What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?, page 27

12.	Elaborate upon this response to provide the information you present here in tabular and quantified format, and utilize various redemption scenarios to depict the possible outcomes. Include the minimum PIPE financing commitment of $60 million.

COMPANY RESPONSE: The Company has revised the disclosure on page 42 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 30

13.	Revise to move this section up so that it appears at the forepart of the prospectus and before the Q&A section, consistent with Item 3 of Form F-4. Also, consider revising your “Summary of the Material Term of the Business Combination” so that it presents a more condensed version of the terms, as it appears to repeat verbatim much of the disclosure that appears later in the prospectus under “The Business Combination Proposal.”

COMPANY RESPONSE: In response to the Staff’s comment, the Company has adjusted the sequence of the above mentioned section to make the summary of the Proxy Statement/Prospectus to be before the Q&A section. The Company also revised “Summary of the Material Terms of the Business Combination” so that it presents a more condensed version of the terms.

14.	Disclose each permission or approval that you, HMAC, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, HMAC, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a subsection titled “Permissions and Approvals” accordingly under the Summary of the proxy Statement/Prospectus of the DRS/A.

15.	Provide a clear description of how cash and other assets are transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company has added a subsection titled “Transfers of Cash to and from Our Subsidiaries” under the Summary of the proxy Statement/Prospectus of the DRS/A.

Quorum and Vote of HMAC’s Shareholders, page 34

16.	Ensure that your disclosure is consistent about the level of shareholder approval required to take action. For example, you state here that the Organizational Documents Advisory Proposals will require the affirmative vote of the holders of a majority of the then-outstanding ordinary shares of HMAC that are present and voted at the meeting, however, elsewhere your disclosure brackets this proposal alongside the Charter Proposal, which requires a special resolution.

COMPANY RESPONSE: The Company has revised the disclosure on pages 16, 17, 19, 29-30, 38, 110 and 150 of the DRS/A in response to the Staff’s comment.

Interests of HMAC’s Sponsor, Directors and Officers in the Business Combination, page 35

17.	Please ensure that for each category described here you quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. For example, disclose the amount of consideration paid for the 341,500 Private Placement Units, the amount of expenses borne by your officers, directors or Founder to date and the outstanding amounts due under any Working Capital Loans.

COMPANY RESPONSE: The Company has revised the disclosure on pages 20-22, 94-96 and 137-138 in response to the Staff’s comment.

18.	We note your disclosure on pages 27 and 37 discussing Working Capital Loans that may be convertible into Working Capital Units upon consummation of the business combination. Please provide your analysis demonstrating how this agreement complies with Rule 14e-5 and Tender Offer Compliance and Disclosure Interpretation 166.01.

COMPANY RESPONSE: As of the date hereof, HMAC had no amounts currently outstanding with respect to any proposed Working Capital Loans. To the extent that HMAC does obtain any such Working Capital Loans, and such amounts due under such Working Capital Loans were to subsequently be converted into Working Capital Units, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act and Tender Offer Compliance and Disclosure Interpretation 166.01., as follows:

●	the Form F-4 Registration Statement/Proxy Statement filed for the Company’s business combination transaction would disclose (i) the possibility that the Company may obtain Working Capital Loans from the Company’s Sponsor or its affiliates, (ii) amounts due under such Working Capital Loans may be convertible into Working Capital Units, (iii) that any Working Capital Loans and the subsequent conversion of such Working Capital Loans into Working Capital Units, will be outside of the redemption process and (iv) the purpose of such Working Capital Loans;

●	the amounts due under the Working Capital Loans would be convertible into Working Capital Units (and their component securities) at a price no higher than the price offered through the Company’s redemption process;

●	the Form F-4 Registration Statement/Proxy Statement filed for the Company’s business combination transaction would include a representation that any of the Working Capital Units (and their underlying securities) purchased by the Company’s Sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

●	the Company’s Sponsor and its affiliates do not possess any redemption rights with respect to any Working Capital Units (and their underlying securities) or, if they possess redemption rights, they waive such rights; and

●	the Company discloses in a Form 8-K, before to the Company’s security holder meeting to approve the business combination transaction, the following material items:

●	the amount of the number of Working Capital Units, which may be purchased outside of the redemption offer by the Company’s Sponsor or its affiliates, along with the purchase price;

●	the purpose of such purchases by the Company’s Sponsor or its affiliates;

●	the impact, if any, of such purchases by the Company’s Sponsor or its affiliates on the likelihood that the business combination transaction will be approved;

●	the identities of Company security holders who sold to the Company’s Sponsor or its affiliates (if not purchased on the open market) or the nature of Company security holders (e.g., 5% security holders) who sold to the Company’s Sponsor or its affiliates; and

●	the number of Company securities for which the Company has received redemption requests pursuant to its redemption offer.

19.	We understand from exhibit 4.6 that the sponsor will receive additional securities pursuant to an anti-dilution adjustment for the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

COMPANY RESPONSE: The Sponsor will not receive additional securities based on additional financial activities, however, the Private Placement Warrants contain customary anti-dilution provisions. In response to the Staff’s comment, the Company has revised the disclosure on pages 247-249 of the Revised Registration Statement to clarify that the anti-dilution adjustments referenced therein apply equally to the Private Placement Warrants and the Public Warrants. The Company further advises the Staff that the Sponsor is not entitled to any anti-dilution adjustments beyond those to which the Public Warrant holders will be entitled, as summarized in the disclosure discussing anti-dilution adjustments referenced in the preceding sentence.

Summary of Risk Factors

Risks Related to Doing Business in the People’s Republic of China, page 39

20.	We note your disclosure summarizing the risks on being based in or having the majority of the company’s operations in China poses to investors. In addition, please also include a discussion of risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, please include cross-references to each individual risk factor included in this sub-section.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised “Risk Factor - There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations and sudden or unexpected changes in laws, rules and regulations in China could adversely affect us and limit the legal protections available to you and us”, and has added “Risk Factor - The Chinese government exerts substantial influence over the manner in which we must conduct our business activities”, and “Risk Factor - Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless” under the Risk Factors Section accordingly, and provide-cross reference to each individual risk factor in the Summary of Risk Factor.

Selected Unaudited Pro Forma Condensed Financial Statements, page 43

21.	The numbers of pro forma weighted average shares outstanding – basic and diluted and the amounts of pro forma net income per share – basic and diluted under both scenarios for the 6 months ended June 30, 2022 appear to be inconsistent with those stated in your unaudited pro forma combined statement of operations for the 6 months ended June 30, 2022 on page 152. The selected unaudited pro forma condensed combined statement of income – year ended December 31, 2021 presented in this section is inconsistent with your unaudited pro forma combined statement of operations for the year ended December 31, 2021 on page 153. Please reconcile and revise these disclosures.

COMPANY RESPONSE: In response to Staff’s comment, we have reconciled and revised the numbers to make sure the consistency under Selected Unaudited Pro Forma Condensed Financial Statements in the DRS/A.

Risk Factors, page 45

22.	Please highlight the material risks to public warrant holders, including those arising from differences between the private placement and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

COMPANY RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 90-91 and 253 of the DRS/A.

Risks Related to Able View’s Business and Industry

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected, page 46

23.	We note your indication here that net revenues related to your top three brand partners as ranked by net revenues comprised approximately 57%, 10% and 8% of your total net revenues, respectively, in 2021. However, we are unable to reconcile these amounts with the disclosure that appears in footnote 10 to your financial statements, where you discuss Customer and Vendor concentration. Please revise or advise. Also, please update this risk factor to reflect the status of the contract renewal process with your brand partners.

COMPANY RESPONSE: In response to the Staff’s comment, the Company points out that 57%, 10% and 8% are the percentage of total net revenues contributed by its top three brand partners. However, under footnote 10 – Concentration, the percentage disclosed in the table is a percentage of cost of revenues to vendors. Vendors has a larger scope than brand partners as it not only includes brand partners, but also distributors whom the Company received products from. In addition, net revenue is different from cost of revenues. Therefore, the appearing inconsistency is due to difference in concepts. The Company has added clarification under vendor concentration in footnote 10 of the DRS/A.

Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations, page 60

24.	We note your disclosure that you might be deemed a “network platform operator” and thus subject to the requirements of the Cybersecurity Law and the New Measures for Cyber Security Review and that you have prepared requisite documents and are planning to file these documents with the relevant government authority for cybersecurity review. Revise to elaborate upon this disclosure to explain the status of your application and next steps. Clarify whether you also have personal information data of more than one million users, such that you are obligated to apply before listing on NASDAQ. Update your disclosure that appears under “Regulations Applicable to Able View.”

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the Penultimate paragraph in the Risk Factor titled “Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations” and under Regulations on Internet Information Security and Privacy Protection in Section “Regulation Applicable to Able View”.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could..., page 64

25.	We note your risk factor that your supply chain may be impacted by government lockdowns imposed by the Chinese government. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company removed such disclosure under risk factors because since the end of December 2022, Chinese government has officially stopped their zero-case policy, and no longer requires lockdowns if there is any positive case of COVID-19. Therefore, the Company no longer deems it to be a risk factor in Company’s business operations.

Risks Related to Doing Business in the People’s Republic of China, page 65

26.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

COMPANY RESPONSE: In response to the Staff’s comment, the Company added a risk factor “Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless”.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve... , page 75

27.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please revise your risk factor to disclose that the Holding Foreign Companies Accountable Act has been amended to decrease the number of “non-inspection years” from three years to two years, reducing the time before securities may be prohibited from trading or delisted.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised this risk factor accordingly under Risk Factor - The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

Background of the Business Combination, page 116

28.	Disclose when the Able View projections were prepared and shared with the HMAC Board.

COMPANY RESPONSE: The Company has revised the disclosure on page 128 in response to the Staff’s comment.

29.	Update this section to discuss any efforts to secure a PIPE financing, which appears to be one of the covenants of the Business Combination. Clarify the ramifications of failing to satisfy this covenant.

COMPANY RESPONSE: The Company has revised the disclosure on page 131 in response to the Staff’s comment.

30.	We note that on September 9, 2022, Able View offered a transaction valuation of $450 million, based upon various factors. Elaborate upon these factors to explain how they formed the basis for the initial valuation offered by Able View. Further, we note that HMAC countered with the $400 million valuation, plus earn-out shares, which appears to be the final amount the parties settled upon in the Business Combination Agreement. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this amount, such as the basis for HMAC’s belief that Able View’s new brand management business would grow at a faster pace.

COMPANY RESPONSE: The Company has revised the disclosure on pages 129 in response to the Staff’s comment.

31.	Elaborate upon the content of the GLO due diligence report on Able View.

COMPANY RESPONSE: The Company has revised the disclosure on page 130 in response to the Staff’s comment.

HMAC’s Board of directors’ Reasons for Approval of the Business Combination, page 121

32.	We note your disclosure “outside counsel and [financial?] advisors.” Please identify, properly disclose the role and remuneration of outside financial advisers. Refer to Item 7.C of Form 20-F, incorporated by Item 8 of Form F-4.

COMPANY RESPONSE: The Company has revised the disclosure on page 127 in response to the Staff’s comment.

Summary of Financial Projections, page 123

33.	We note the Able View management projections. Please disclose, in detail, the material underlying assumptions, estimates, and bases for the projections, including specific information and/or quantitative information relied upon in calculating the projections for Able View. Explain why Able View choose to present projections based upon a 5 year period.

COMPANY RESPONSE: The Company has revised the disclosure on page 133 in response to the Staff’s comment. The reasons that Able View choose to present projections based upon a 5 year period are set forth as below:

A 5 year financial projection period is determined after considering the business stage of Able View and reliability of projection figures. Management are of view that a 5 year period can express Able View’s business development potential and projection figures within this period are more predictable.

Longer projection periods such as beyond 5 years is more speculative. Nevertheless, there are some edge cases with business models that are peculiar, and they have a longer projection period, such as a 10 year period or more. For example, energy and infrastructure plays (bridges, oil rigs) and patented drugs (that have a patent cycle of 20 years and thus generally forecast for as long). In summary, Management consider that a 5 year projection period is appropriate for Able View.

34.	Revise to discuss whether and how performance for the fiscal year ended December 31, 2022 has differed compared to estimated results and explain the reason(s) for any differences in performance.

COMPANY RESPONSE: In response to Staff’s comment, the Company has added a footnote to the “2022E” column of the projections table on page 136 to illustrate the reasons why the actual operating results for the fiscal year ended December 31, 2022 could be lower than the previously projected results based on the management’s estimates. The Company plans to provide the actual results for the year ended December 31, 2022 when the audited financial statements are available.

Unaudited Pro Forma Combined Financial Statements, page 147

35.	Your introduction disclosure indicates that the unaudited pro forma combined balance sheet as of June 30, 2022 has been prepared using HMAC’s historical consolidated balance sheet as of June 30, 2022 as included in this proxy statement/prospectus. It appears to be inconsistent with footnote (A) on page 151. Please revise your disclosure accordingly.

COMPANY RESPONSE: In response to Staff’s comment, the Company has revised HMAC’s historical consolidated balance sheet date to September 30, 2022 under Unaudited Pro Forma Combined Financial Information in the DRS/A.

36.	Please tell us your considerations of providing pro forma adjustments to give effect to Pubco’s acquisition of Able View’s outstanding shares through the Share Exchange transaction.

COMPANY RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that upon closing of the share exchange transaction, the shareholders of Able View would acquire 80.6% of outstanding ordinary shares, of Able View Global Inc., the Pubco, assuming no redemption of shares into cash. Able View is the accounting acquirer, and the transaction is considered a reverse merger. Because HAMC’s only pre-merger asset is cash received from investors and HMAC does not meet the definition of a business, the reverse merger with HMAC is accounted for as a reverse recapitalization. The substance of the reverse merger is a capital transaction of Able View and are equivalent to the issuance of shares by the Able View for the net monetary assets of HMAC accompanied by a recapitalization.

Unaudited Pro Forma Combined Balance Sheet, page 150

37.	Refer to adjustment (d). Please clarify how you have reclassified HMAC’s ordinary shares subject to possible redemption to common stock at $0.0001 par value.

COMPANY RESPONSE: The Company respectfully advises the Staff that HMAC’s ordinary shares of $690 subject to possible redemption to common stock at $0.0001 par value was combined with adjustment (e) . In response to Staff’s comment, we have revised the disclosure of adjustment (d) under Unaudited Pro Forma Combined Balance Sheet as of September 30, 2022.

38.	Refer to adjustment (e). Please tell us the journal entries for 1) recapitalization of Able View through issuance of HMAC shares and eliminate HMAC historical accumulated earnings; and 2) the contribution of all the share capital in Able View to HMAC, as described in the footnote (e) on page 151. Please clarify how you have determined the $4,880 additional common stock par value recorded.

COMPANY RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that the journal entries are listed as below:

Recapitalization and contribution of Able View shares through issuance of HMAC shares

Dr: Series A Redeemable Preferred Shares	3,015,781
Cr: Common stock	3,818
Additional paid-in capital	3,011,963

Elimination of HMAC historical accumulated earnings

Dr: Additional paid-in capital	1,971,783
Cr: Retained earnings	1,971,783

Issuance of shares to IPO PIPE Shareholders who will be entitled to private rights

Dr: Additional paid-in capital	3
Cr: Common stock	3

As we have responded in comment 37, HMAC’s ordinary shares of $690 subject to possible redemption to common stock at $0.0001 par value was combined with adjustment (e) . The Company has also revised $4,880 to $3,821 on page 150 of the Registration Statement. The $3,821 is comprised of $3,818 from recapitalization of Able View shares and $3 from issuance of common stocks pursuant to private rights held by IPO pipe shareholders.

Unaudited Pro Forma Combined Statement of Operations, page 153

39.	Please expand your footnote (b) to disclose the calculation of 48,801,293 and 47,351,293 common shares issued in the 6 months ended June 30, 2022 and the year ended December 31, 2021, respectively.

COMPANY RESPONSE: In response to Staff’s comment, the Company has revised to disclose the calculation of 48,801,293 and 47,351,293 common shares issued in the 6 months ended June 30, 2022 and the year ended December 31, 2021 under Notes and Adjustment to Unaudited Pro Forma Condensed Combined Statement of Income in the DRS/A.

Business of Able View

Omni-Channel Operation, page 183

40.	With a view to understanding your omni-channel capabilities, disclose what percentage of revenue is derived from each of the channels you discuss here.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added its disclosure under Omi-Channel Operation to disclose the percentage of different channels.

Brand Development and Acquisition, page 186

41.	We note your disclosure on page 186 that your contractual arrangements last between 12 and 36 months. For the contractual arrangements that are over one year, provide what percentage of historical revenue they comprise.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to clarify the contractual arrangements that are over one year, their duration, and their historical percentage.

Able View’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 189

42.	We note your disclosure on page 65 that your industry is highly sensitive to forces outside of your control like inflation. We also note on page 179 that Clarins accounts for a significant portion of your revenue. Given the high rates of inflation seen in France in the past year, please disclose, if true, whether inflationary pressures have had an impact on your performance.

COMPANY RESPONSE: In response to Staff’s comment, the Company has revised the disclosure of impact of overall economic and political conditions under the section of “Factors Affecting Results of Operations” of the Registration Statement.

Trend Information, page 202

43.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

COMPANY RESPONSE: In response to Staff’s comment, the Company has revised the disclosure under Trend Information in the DRS/A.

Management of Pubco following the Business Combination, page 203

44.	Revise to disclose the business experience, functions and areas of experience in the company for each of your executive officers. Refer to Item 6 of Form 20-F.

COMPANY RESPONSE: In response to Staff’s comment, the Company has revised the disclosure under Management of Pubco following the Business Combination in the DRS/A.

Committees of the Board of Directors, page 205

45.	We note your disclosure on page 49 that cybersecurity breaches are becoming more prevalent. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with Able View’s supply chain/suppliers/service providers.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added disclosure regarding the extent and nature of the role of the board of directors in overseeing cybersecurity risks under Risk Oversight in the DRS/A.

Regulations Applicable to Able View, page 210

46.	Revise to discuss the impact of the Internet Information Service Algorithmic Recommendation Management Provisions and how they may apply to your operations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a discussion under Regulations on Internet Information Security and Privacy Protection in the DRS/A.

Enforceability of Civil Liabilities, page 235

47.	We note the disclosure here with regards to the enforceability of civil liabilities as to Pubco. In addition, please disclose the directors and officers of Pubco who are located in mainland China or Hong Kong and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions). Furthermore, please ensure that the officers and directors of HMAC are also included in the enforceability of civil liabilities disclosure in this section and the rest of the registration statement.

COMPANY RESPONSE: In response to the Staff’s Comment, the Company has revised disclosure regarding the enforceability of civil liabilities as to Pubco’s directors, and officers under the section of “Enforceability of Civil Liability”.

Exhibits

48.	We note the inclusion of exhibits in your filing. However, pleasure ensure that these exhibits, where incorporated by reference, indicate as much.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the exhibits index to clearly identify those have been filed previously with DRS.

General

49.	We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

COMPANY RESPONSE: In response to the Staff’s comment, we have added the consent of iResearch Co. Ltd. into the exhibit index of the DRS/A.

50.	Clarify which aspects of the business combination contemplate the issuance of securities covered by this registration statement. For example, it appears that you do not intend to register the shares issued pursuant to the Share Exchange, given that the Business Combination Agreement contemplates that such shares will be issued via an exemption from registration. And with respect to the holders of outstanding securities of HMAC, your disclosure does not specify the nature of the security to be issued in the exchange, as you state that such holders will receive “the right...to receive a substantially equivalent security of Pubco.”

COMPANY RESPONSE: The Company hereby advises to the Staff that the securities that will be covered by the Registration Statement include (a) 6,900,000 Class A ordinary shares of the Company (the “Class A Ordinary Shares”) to be issued to the public shareholders of Hainan Manaslu Acquisition Corp. (the “SPAC”), (b) 6,900,000 of the Company warrants (“the Warrants”) to be issued to the holders of SPAC public warrants issued at the SPAC’s initial public offering (the “IPO”), (c) 6,900,000 public rights of the Company (the “Rights”) to be issued to the holders of SPAC public rights issued at the IPO, (d) 6,900,000 Class A Ordinary Shares issuable upon the exercise of the underlying Warrants, (e) 690,000 Class A Ordinary Shares of the Company underlying Rights. The Company hereby confirms to the Staff that the Registration Statement will not register the shares to be issued pursuant to the Share Exchange.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen